                                  UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                                (AMENDMENT NO. 7)


                                 RES-CARE, INC.
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                    760943100
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                                 (CUSIP Number)


                                  May 23, 2001
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             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the schedule is filed:
(   ) Rule 13d-1(b)
( X ) Rule 13d-1(c)
(   ) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Ronald G. Geary
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) (    )   (b) (    )
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3.       SEC USE ONLY

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4.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States Citizen
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            Number of      5.       SOLE VOTING POWER
            Shares                  1,494,619
            Beneficially   -----------------------------------------------------
            Owned By       6.       SHARED VOTING POWER
            Each                      232,899
            Reporting      -----------------------------------------------------
            Person         7.       SOLE DISPOSITIVE POWER
            With:                   1,503,518
                           -----------------------------------------------------
                           8.       SHARED DISPOSITIVE POWER
                                      224,000
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9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,727,518
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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES SHARES* ( X ) excludes shares held by Mr. Geary's wife in which Mr. Geary disclaims beneficial ownership
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11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         6.9%
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12.      TYPE OF REPORTING PERSON*
         IN
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                       *SEE INSTRUCTION BEFORE FILING OUT!

                   SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
                   FILED PURSUANT TO RULE 13D-1(b) OR 13D-2(b)

     Ronald G. Geary is filing this Schedule 13G Amendment to report the purchase of 224,000 common shares of the issuer at a price between $5.16 and $5.27 per share on May 22 and 23, 2001. The total number of shares beneficially owned also includes the grant of options to purchase 112,500 shares on February 22, 2001.

Item 1(a).   Name of Issuer:

             Res-Care, Inc.



Item 1(b).   Name of Issuer's Principal Executive Offices:

             10140 Linn Station Road
             Louisville, KY  40223



Item 2(a).   Name of Person Filing:

             Ronald G. Geary



Item 2(b).   Address or Principal Business Office or, if None, Residence:

             10140 Linn Station Road
             Louisville, KY  40223



Item 2(c).   Citizenship:

             United States Citizen



Item 2(d).   Title Class of Securities:

             Common Stock



Item 2(e).   CUSIP Number:

             760943100



Item 3.      Filing Pursuant to Rules 13d-1(b) or 13d-2(b):

             Not applicable.



Item 4.      Ownership:
             (a)   Amount Beneficially Owned:                                           1,727,518
             (b)   Percent of Class:                                                    6.9%
             (c)   Number of shares as to which such person has:
                   (i)    sole power to vote or to direct the vote:                     1,494,619
                   (ii)   shared power to vote or to direct the vote:                     232,899
                   (iii)  sole power to dispose or to direct the disposition of:        1,503,518
                   (iv)   shared power to dispose or to direct the disposition of:        224,000

Item 5.      Ownership of Five Percent or Less of a Class.

             Not applicable.


Item 6.      Ownership of more than Five Percent on Behalf of Another Person.

             Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

             Not applicable.



Item 8.      Identification and Classification of Members of the Group.

             Not applicable.



Item 9.      Notice of Dissolution of Group.

             Not applicable.



Item 10.      Certification.

              By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant with or as a participant in any transaction having that purpose or effect.

                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                           May 29, 2001
                                           -------------------------------
                                           Date





                                           /S/ Ronald G. Geary
                                           -------------------------------
                                           Signature